SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 19, 2008

Commission File Number: 333-11014

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i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

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Cable TV Tower
9 Hoi Shing Road
Tsuen Wan, N.T.
Hong Kong
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By: /s/ William Kwan
Name: William Kwan
Title: Chief Financial Officer

Dated: March 19, 2008

i-CABLE Scores Double-Barrel Shots with Top UEFA Tournaments

(March 19, Hong Kong) The i-CABLE Group announced a double-barrel acquisition today by bagging the exclusive all media broadcasting rights for Europe's most coveted tournaments - the UEFA Champions League and the UEFA Cup - in Hong Kong from 2009 for three football seasons.

This most recent acquisition is another significant programming initiative by the Group following the 2010 FIFA World Cup, the 2010 Winter Olympics and the 2012 Summer Olympics, to bring the best international sporting events to viewers.

"The tournaments - competed by top league teams across Europe - will go a long way to further enhance the attractiveness of our sports platform, on both conventional television services as well as new media, including internet and mobile services, " Mr Ronald Chiu, Executive Director of i-CABLE Sports Limited (the sports programming arm of the i-CABLE Group), said of the acquisition.

"I believe it is our commitment and our track record to produce and promote sports events that enable us to win the rights over our competitors ," Mr Chiu added.

Commenting on the award of the media rights in Hong Kong, a UEFA spokesman said, "we are delighted to extend our partnership with i-CABLE. The strength of their offer demonstrates the importance of the UEFA Champions League and the UEFA Cup to football fans in Hong Kong."

The two tournaments will enable i-CABLE Sports to bring up to 350 top European football matches (145 from the UEFA Champions League and 205 from the UEFA Cup) to Hong Kong viewers throughout the football season, culminating to the finals in May. i-CABLE will also show the one-off match between the winners of the two tournaments. The winning team will take home Europe's top league award, the UEFA Super Cup.

Commenting on the award of all media rights, Mr Chiu said they open up an array of opportunities and potential for the Group to exploit the rights on its multi-media platform, inclusive of conventional television services, online and mobile services. "The acquisition will give us a lot of opportunities in bringing the most comprehensive coverage of the tournaments to Hong Kong," he added.

i-CABLE Sports is the official new media broadcaster of the Beijing Olympics in Hong Kong and has recently announced a host of initiatives to give Hong Kong viewers and web surfers a brand new experience in watching the game, including live streaming of events and comprehensive archiving service, enabling anytime, anywhere access to the events.

Mr Chiu also saw the latest acquisition as an important development as it signifies that all major sports governing bodies value the relationship with i-CABLE Sports. "With UEFA becoming our latest partner, we have established partnership relationship with all major sports governing bodies, who see in us the professionalism and determination to do justice to their crown jewels. " he added.

Looking forward, Mr Chiu said i-CABLE Sports would continue to bid on a targeted basis for other top sports programmes.

Ends.

For further information, please contact:

Mr. Garmen Chan	Ms. Ivy Ng
Vice president, External Affairs	Assistant External Affairs Manager
Tel : 2112 6254	Tel : 2112 5968/ 7834 1131
E-mail : gchan@cabletv.com.hk	E-mail : ivy_ng@cabletv.com.hk